UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-6841

SUNOCO, INC.

CAPITAL ACCUMULATION PLAN

(Title of plan and address of plan, if different from issuer)

SUNOCO, INC.

(Exact name of issuer of securities held pursuant to the plan)

PENNSYLVANIA	23-1743282
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1735 MARKET STREET, SUITE LL, PHILADELPHIA, PA 19103-7583

(Address of principal executive offices)

(Zip Code)

(215) 977-3000

(Registrant’s telephone number, including area code)

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Sunoco, Inc. Capital Accumulation Plan

We have audited the accompanying statements of assets available for benefits of the Sunoco, Inc. Capital Accumulation Plan as of December 31, 2009 and 2008, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Ernst & Young LLP

Philadelphia, Pennsylvania
June 28, 2010

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 2009 AND 2008

	2009	2008

Investment in Sunoco, Inc. Defined Contribution Master Trust (at fair value) (Notes 1, 2 and 4)	$989,180,763	$894,567,921

Participant loans (Note 1)	18,952,296	21,421,071

Contributions receivable	—	6,432

Assets available for benefits (at fair value)	1,008,133,059	915,995,424
Adjustment to reflect fully benefit-responsive investment contracts at contract value	(8,790,921)	14,738,717

Assets available for benefits	$999,342,138	$930,734,141

See accompanying notes to financial statements.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

Additions (deductions):

Employees’ contributions	$45,455,256	$49,796,497

Employers’ contributions	22,247,710	23,022,894

Transfers and rollovers (Note 1)	55,827,748	33,276,381

Interest income on participant loans	1,164,174	1,502,870

Increase (decrease) in value of participation in Sunoco, Inc. Defined Contribution Master Trust (Notes 1, 3 and 4)	76,849,747	(283,395,389)

Benefits paid	(132,318,093)	(87,755,399)

Administrative expenses (Note 2)	(618,545)	(770,625)

Net additions (deductions)	68,607,997	(264,322,771)

Assets available for benefits, beginning of year	930,734,141	1,195,056,912

Assets available for benefits, end of year	$999,342,138	$930,734,141

See accompanying notes to financial statements.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

1.	GENERAL DESCRIPTION

The Sunoco, Inc. Capital Accumulation Plan (Plan) is a combined profit-sharing and employee stock ownership plan. The Plan provides eligibility for membership for certain employees of Sunoco, Inc. and its participating subsidiary companies (collectively, Sunoco or the Company) immediately upon hire. Effective January 1, 2008, all eligible employees are automatically enrolled in the Plan. A participant must be employed at least one year and complete at least 1,000 hours of service with Sunoco in a twelve-month period before he or she is entitled to receive employer contributions in his or her account (see below). The ESOP Fund is an employee stock ownership plan, while the remaining funds form a profit-sharing plan.

The Plan provides an individual account for each participant. Amounts disbursed to participants or transferred among funds are based solely upon amounts contributed to each participant’s account adjusted to reflect any withdrawals and distributions, investment earnings attributable to such account balances, and appreciation or depreciation of the fair value of the account balance.

Effective April 1, 2008, the Epsilon Products Company, LLC 401(k) Retirement Savings Plan was merged into the Plan. During 2009, the Aristech Savings Program – 401(k) Plan for United Steelworkers of America – Neville Island and the Marketing Subsidiaries Capital Accumulation Plan were merged into the Plan effective September 1, 2009 and December 31, 2009, respectively. Accordingly, the assets of these three plans (collectively, the Merged Plans) were transferred into the Plan as of the respective effective dates, at which time all participants of the Merged Plans became participants of the Plan and, as a result, were immediately 100% vested in their account balances. Such amounts are reflected in transfers and rollovers in the statements of changes in assets available for benefits for the years ended December 31, 2009 and 2008.

Contributions:

In general, a participant may make contributions to the Plan of up to 50% in whole percentages of base pay on a pre-tax basis (Pre-Tax Contributions), on a post-tax basis (After-Tax Contributions), or with Roth 401(k) after-tax contributions (Roth 401(k) Contributions). The Plan’s automatic-enrollment provisions provide for initial Pre-Tax Contributions at 3% of base pay. Unless otherwise adjusted by a participant, automatic-enrollment Pre-Tax Contributions will increase by 2% annually up to a maximum of 11% of a participant’s base pay. The initial automatic-enrollment Pre-Tax Contributions are invested in one of eleven retirement funds (collectively, the Target Retirement Funds) as specified by the Plan. For certain participants, limitations imposed by the Internal Revenue Code of 1986, as amended (Code), as described below, restrict their ability to make Pre-Tax Contributions and/or Roth 401(k) Contributions. However, such participants may make After-Tax Contributions such that the sum of their total employee and employer contributions do not exceed other limits imposed by the Plan or the Code.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

When participants become eligible to receive employer contributions (see above), Sunoco contributes a full dollar for every dollar a participant contributes up to a maximum of 5% of base pay (Matching Employer Contributions). Effective July 1, 2010, Sunoco will institute a profit-sharing contribution, in addition to Matching Employer Contributions, on behalf of certain Plan participants in connection with the freeze of the Company’s defined benefit pension plans effective June 30, 2010. This profit-sharing contribution will be determined each year at the Company’s discretion and shall be no more than 3% of an eligible participant’s base pay. Participants with 10 years of completed service on June 30, 2010 will be eligible for an additional discretionary profit-sharing contribution of no more than 4% of base pay assuming such participants’ age and completed years of service is at least equal to 60 on that date.

Combined Pre-Tax Contributions and Roth 401(k) Contributions by each participant may not exceed an annual limit which is determined under Internal Revenue Service (IRS) regulations. Except as discussed below, this limit was $16,500 in 2009 and $15,500 in 2008. Participants who reach age 50 by the end of a given plan year are eligible to make such contributions commencing in that year up to a higher limit. This higher limit was $22,000 in 2009 and $20,500 in 2008.

The combined Pre-Tax Contributions, After-Tax Contributions, Roth 401(k) Contributions and Matching Employer Contributions of participants who fall within the classification of “highly compensated employees” as defined in the Code, may not exceed certain technical limits under the Code. Generally, the allowable percentage of such contributions for the highly compensated employees is dependent upon the percentage of contributions made by all other employees. These limitations may have the effect of reducing the level of contributions initially selected by the highly compensated employees. In addition, the total employee and employer contributions which may be allocated to a participant’s account may be limited by Section 415 of the Code.

The Plan contains a special provision designed to permit the Plan to borrow money to purchase a significant number of shares of Sunoco, Inc. Common Stock. Such borrowing could only occur upon the action of the Board of Directors of Sunoco, Inc. If this should occur, the securities purchased with the proceeds of such a loan will not be allocated immediately to the accounts of Plan participants but will be held by the Plan in an unallocated suspense account. Securities will be released from the suspense account as the loan is repaid and will be allocated to participants’ accounts according to the ratio which the participant’s compensation bears to the compensation of all participants in the Plan. No participant contributions will be required or permitted in paying off the loan. Further, subject to applicable limitations imposed by Section 415 of the Code and limitations on allocations as set forth in the Plan, any securities which are allocated to participants’ accounts as a result of the repayment of the loan may, at the discretion of the plan administrator, be used to satisfy Sunoco’s obligation with respect to any Matching Employer Contributions. As of December 31, 2009, no borrowings had been approved.

A participant’s account is credited daily with units representing interests held in each of the funds described below except for the Self-Directed Brokerage Account (SDBA) Fund. A participant’s account balance is immediately 100% vested.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

Investment Alternatives:

The Vanguard Fiduciary Trust Company is the Trustee for all investments. The participant has the option of investing in any one or more of eleven core investment funds (the Equity Index Fund; the U.S. Extended Market Equity Index Fund; the Large-Cap Value Fund; the Large-Cap Growth Fund; the Small-Cap Fund; the International Equity Fund; the Diversified Investments Fund; the Bond Index Fund; the Capital Preservation Fund; the Sunoco, Inc. Common Stock Fund; and, effective May 1, 2008, the International Index Fund) (collectively, the Core Funds), eleven Target Retirement Funds and the Self-Directed Brokerage Account (SDBA) Fund. These funds and the ESOP Fund are invested in corresponding funds with the same investment objectives in the Master Trust.

The Master Trust also includes investments from other Sunoco tax-qualified defined contribution plans. Except for the SDBA Fund, each plan’s relative interest in the individual funds of the Master Trust and the related income and administrative expense is determined on a basis proportionate to each plan’s past contributions adjusted to reflect distributions, transfers and prior investment earnings to such funds.

The SDBA investments are held in separate accounts for each participant. If a participant wants to transfer an amount to the SDBA Fund, at a minimum, 10% of his or her account balance must remain invested in the Core Funds and/or Target Retirement Funds. Actual income, losses and investment expenses associated with SDBA investments are recorded directly in the respective participants’ accounts.

The following table sets forth each fund’s respective share of the total net assets of the corresponding Master Trust fund at December 31, 2009 and 2008:

	2009	2008
Equity Index Fund	88.9671%	88.4927%
U.S. Extended Market Equity Index Fund	94.5306%	94.8599%
Large-Cap Value Fund	87.5684%	88.9022%
Large-Cap Growth Fund	87.5572%	87.0069%
Small-Cap Fund	91.0781%	91.5088%
International Index Fund	97.2865%	98.9574%
International Equity Fund	93.2712%	93.2702%
Diversified Investments Fund	90.4287%	89.4647%
Bond Index Fund	90.9025%	89.2414%
Capital Preservation Fund	88.9094%	87.4560%
Sunoco, Inc. Common Stock Fund	100.0000%	100.0000%
ESOP Fund	100.0000%	100.0000%
Target Retirement Funds	82.0463%	79.9043%
SDBA Fund	100.0000%	100.0000%

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

Set forth below is a brief description of these funds:

Equity Index Fund – a fund to be invested by investment managers in a broadly diversified portfolio of common stocks, other types of equity investments and/or an index fund of large, established, well-known corporations. The Equity Index Fund of the Master Trust is currently invested in a fund managed by The Vanguard Group which is designed to approximate the performance of the Standard & Poor’s 500 Composite Stock Index.

U.S. Extended Market Equity Index Fund – a fund to be invested by investment managers in a portfolio of common stocks, other types of equity investments and/or an index fund of primarily small-to-medium-sized United States companies diversified across a broad range of industry sectors. The U.S. Extended Market Equity Index Fund of the Master Trust is currently invested in a fund managed by The Vanguard Group which is designed to approximate the performance of the Standard & Poor’s Completion Index.

Large-Cap Value Fund – a fund to be invested by investment managers in a broadly diversified portfolio of temporarily undervalued common stocks of primarily large, established, well-known United States corporations. The Large-Cap Value Fund of the Master Trust is currently invested in a stock fund actively managed by Dodge & Cox.

Large-Cap Growth Fund – a fund to be invested by investment managers in a portfolio of stocks of primarily large, high-quality United States companies that have superior growth potential. The Large-Cap Growth Fund of the Master Trust is currently invested in a stock fund actively managed by T. Rowe Price Associates, Inc.

Small-Cap Fund – a fund to be invested by investment managers in a portfolio of stocks of primarily small-to-medium-sized United States companies that are undervalued or offer superior earnings growth. The Small-Cap Fund of the Master Trust is currently invested in a stock fund actively managed by T. Rowe Price Associates, Inc.

International Index Fund – a fund to be invested by investment managers in a portfolio of common stock holdings of companies in Europe, the Pacific region and emerging market countries which is designed to approximate the performance of the Total International Composite Index. This fund is subject to foreign currency exchange rate risk and “single country” investment risk. The International Index Fund of the Master Trust is currently invested in a portfolio managed by The Vanguard Group.

International Equity Fund – a fund to be invested by investment managers in a diversified portfolio of common stocks and other types of equity investments of companies based outside the United States. This fund is subject to foreign currency exchange rate risk and “single country” investment risk. Effective October 1, 2009, the International Equity Fund of the Master Trust is invested in a portfolio actively managed by Dodge & Cox. Prior to this date, the International Equity Fund was invested in a portfolio managed by the Capital Guardian Trust Company.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

Diversified Investments Fund – a fund to be invested by investment managers in a combination of equity investments (diversified common stocks, other types of equity investments and/or an index fund of large, established, well-known corporations) and fixed income securities, including U.S. Treasury bonds and money market instruments. The allocation of assets between equity and fixed income securities, which may range from 0-100%, varies over time and is determined by the investment manager. The Diversified Investments Fund of the Master Trust is currently invested in an asset allocation fund actively managed by The Vanguard Group.

Bond Index Fund – a fund to be invested by investment managers in a broadly diversified portfolio of U.S. government-backed and agency obligations and fixed income securities of corporations that are rated “investment grade.” The Bond Index Fund of the Master Trust is currently invested in a bond fund managed by The Vanguard Group which is designed to track the performance of the Lehman Brothers Aggregate Bond Index.

Capital Preservation Fund – a fund to be invested in: (1) contracts with insurance companies or other financial institutions backed by the types of obligations described in (3) and (4) below (synthetic investment contracts); (2) contracts with insurance companies or other financial institutions where the repayment of principal and payment of interest at a fixed or variable rate for a fixed period of time are backed by the financial strength of such financial institutions (traditional investment contracts); (3) U.S. government-backed and agency obligations; or (4) fixed income securities of corporations primarily rated “investment grade” and high-quality asset-backed securities primarily rated “AAA.” The Capital Preservation Fund of the Master Trust is currently managed by BNY Mellon Asset Management.

Sunoco, Inc. Common Stock Fund – a fund to be invested principally in Sunoco, Inc. Common Stock. Cash contributions directed for investment in the Sunoco, Inc. Common Stock Fund are used by the Trustee to purchase Sunoco, Inc. Common Stock on securities exchanges, from Sunoco, Inc., or from any other bona fide offeror of such Sunoco, Inc. Common Stock, at the lowest price obtainable at the time. The Sunoco, Inc. Common Stock Fund of the Master Trust is currently managed by State Street Global Advisors.

ESOP Fund – a fund to be invested principally in Sunoco, Inc. Common Stock, which constitutes an employee stock ownership plan under Section 4975(e)(7) of the Code. No contributions are invested directly in the ESOP Fund. The ESOP Fund of the Master Trust is currently managed by State Street Global Advisors.

Target Retirement Funds – consists of eleven funds to be invested by investment managers in a portfolio of equity investments and fixed income securities with an emphasis on capital appreciation and income. These funds utilize asset allocation strategies designed for target retirement dates ranging from 2005 to 2050 which gradually shift to a more conservative asset allocation as such dates approach. The Target Retirement Funds of the Master Trust are currently invested in a diversified portfolio of funds actively managed by The Vanguard Group.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

SDBA Fund – a fund to be invested by the participant in a wide range of investment choices including common stocks listed on major U.S. exchanges, over-the-counter stocks, bonds and eligible mutual funds. The fund may not be invested in: Sunoco, Inc. securities; the Core Funds; the Target Retirement Funds; investments that would cause unrelated business taxable income; real estate and real estate investment trusts; tax-exempt securities; derivatives; or foreign securities not traded domestically. Investments are currently made as directed by the participant and are purchased through Vanguard’s Brokerage Option account.

Each of the above funds may invest in short-term investments for the purpose of administering the funds, including satisfying the transfer and withdrawal requests of participants.

The following table details the above funds’ investments (at fair value) in the net assets of the corresponding Master Trust funds at December 31, 2009 and 2008:

	2009	2008
Equity Index Fund	$140,587,078	$113,659,786

U.S. Extended Market Equity Index Fund	56,302,327	40,494,626

Large-Cap Value Fund	51,820,638	42,440,588

Large-Cap Growth Fund	14,381,030	8,404,654

Small-Cap Fund	22,374,488	15,845,163

International Index Fund	24,830,269	11,771,758

International Equity Fund	39,464,987	34,231,451

Diversified Investments Fund	72,834,080	68,686,726

Bond Index Fund	66,054,884	52,522,648

Capital Preservation Fund	360,989,775	346,231,868

Sunoco, Inc. Common Stock Fund	52,235,116	84,787,277

ESOP Fund	17,207,915	31,621,130

Target Retirement Funds	41,972,062	20,622,760

SDBA Fund	28,126,114	23,247,486

Investment in Sunoco, Inc. Defined Contribution Master Trust	$989,180,763	$894,567,921

At December 31, 2009 and 2008, the Capital Preservation Fund of the Master Trust is principally invested in synthetic investment contracts.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

The synthetic investment contracts are composed of underlying assets and “wrappers,” which are contracts that enable withdrawals to be made at contract (book) value, rather than at the fair value of the underlying assets. The contracts have underlying assets invested either directly or through collective trust funds in government agency-backed mortgage obligations, government and corporate bonds and other asset-backed securities. The contracts are presented below in two separate portfolios based upon the investment strategy for the underlying assets. The assets in the “Buy and Hold Portfolios” are expected to be held until maturity, while the assets in the “Managed Portfolios” are actively managed by Pacific Investment Management Company and Western Asset Management Company to reflect changing market conditions. Contract crediting rates for synthetic investment contracts are reset at least quarterly, as specified in the respective contracts, and will have an interest crediting rate not less than zero percent.

The following table details for each synthetic investment contract the respective interest crediting rates and percentage of the net assets of the Capital Preservation Fund of the Master Trust at December 31, 2009 and 2008:

Financial Institutions Providing Wrapper	Average Interest Crediting Rate		% of Master Trust Capital Preservation Fund Net Assets at 12/31
	2009	2008	2009		2008
Buy and Hold Portfolios:
Natixis Financial Products	3.70%	3.75%	2		2

Natixis Financial Products	2.20%	2.37%	1		1

Monumental Life Insurance Company	3.82%	3.99%	5		7

Rabobank Nederland	4.35%	4.14%	—		2

State Street Bank	4.93%	4.98%	16		16

Managed Portfolios:
AIG Financial Products	4.68%	5.68%	20		18

Bank of America	4.67%	5.67%	20		18

Monumental Life Insurance Company	4.62%	5.67%	26		25

			90	%*	89	%*

*	The other net assets of the Capital Preservation Fund were invested in short-term investment and stable-value collective trust funds (10% and 11% at December 31, 2009 and 2008, respectively) actively managed by The Vanguard Group and Goode Investment Management, Inc.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

Over time, the contracts will earn the rate of return of the underlying assets.

The average aggregate interest crediting rates at December 31, 2009 and 2008 for all synthetic and traditional investment contracts were 4.61% and 5.30%, respectively. The average aggregate yields for the years ended December 31, 2009 and 2008 for all of the investments in the Capital Preservation Fund of the Master Trust were 4.03% and 5.10%, respectively.

Certain employer-initiated events, such as bankruptcy, plant closings, plan termination, and early retirement incentives, could limit the ability of participants to make withdrawals from the Capital Preservation Fund at contract (book) value. At this time, Plan management does not believe that such events are probable.

The insurance companies and other financial institutions may terminate synthetic or traditional investment contracts and settle them at amounts other than contract value in certain limited circumstances, including: a change in the qualification status of the Plan; breach of material obligations under the contract or misrepresentation by the contract holder; or failure of the underlying portfolios to conform to pre-established investment guidelines.

Employers’ Contributions:

Employer contributions are invested in each of the funds in the same proportion as the participant’s contributions are invested in such funds.

Investment Earnings Reinvestment/Distribution:

Earnings from dividends and interest in all funds (except the ESOP Fund and the SDBA Fund) are retained by the Trustee and reinvested in the same fund. A participant who has funds in the ESOP Fund may elect to receive a payment equal to the dividends due on all Sunoco, Inc. Common Stock attributable to his or her account in the ESOP Fund (dividend equivalents) if they exceed $10. Dividends on Sunoco, Inc. Common Stock in the ESOP Fund for which a participant has not elected to receive a dividend equivalent distribution, or which are not eligible for payment, are credited to his or her account in the ESOP Fund and are reinvested in Sunoco, Inc. Common Stock by the Trustee. Earnings from dividends and interest in the SDBA Fund may, at the participant’s election, be reinvested either in eligible securities or short-term investments that are credited directly to the participant’s account.

Rollovers, Withdrawals and Transfers:

Certain employees of Sunoco may roll over the taxable and non-taxable portions of a distribution from a tax-qualified plan of a previous employer into the Plan, provided certain conditions imposed by the plan administrator are met. Such transfers are reflected in transfers and rollovers in the statements of changes in assets available for benefits.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

Employees who terminate employment and elect to defer the distribution of their Plan account may also directly roll over the taxable and non-taxable portions of distributions from other Sunoco tax-qualified plans into the Plan.

Upon retirement or other termination of employment, the balances credited to a participant’s account will be held in the Plan until the participant reaches age 70 1/2 at which time the participant must begin receiving at least minimum distributions as defined by the Code (Minimum Distributions), unless the participant elects an earlier distribution. However, if the participant is still employed at age 70 1/2, Minimum Distributions will commence at retirement, unless the participant elects another type of distribution at that time. Alternatively, a participant who terminates service may request that the account balance be transferred directly to an individual retirement account or annuity or a defined contribution plan maintained by a successor employer. Retirees or terminated vested persons, regardless of age, may elect to take periodic distributions either through withdrawals every six months in varying amounts or in substantially equal payments every six months over the participant’s remaining life expectancy.

A participant, during employment, may withdraw up to 100% of Matching Employer Contributions, including any earnings thereon, and his ESOP sub-account under the ESOP Fund, if any, provided that such contributions have been in the Plan for two years. In addition, a participant may withdraw up to 100% of After-Tax Contributions and rollover contributions including any earnings thereon. Withdrawals are permitted once every six months.

Withdrawals from the Equity Index Fund, U.S. Extended Market Equity Index Fund, Large-Cap Value Fund, Large-Cap Growth Fund, Small-Cap Fund, International Index Fund, International Equity Fund, Diversified Investments Fund, Bond Index Fund, Capital Preservation Fund and Target Retirement Funds may be made in cash as a lump sum or through periodic payments. Withdrawals from the Sunoco, Inc. Common Stock Fund and the ESOP Fund are made in the form of Sunoco, Inc. Common Stock or cash at the participant’s discretion. Withdrawals of Sunoco, Inc. Common Stock are valued at the closing market price on the day the notice of withdrawal has been processed by the Plan. Withdrawals from all investment funds, except the SDBA Fund, will be distributed from participants’ investment funds on a pro rata basis.

Account balances in the SDBA Fund cannot be withdrawn directly. Participants must first liquidate investments held in the SDBA Fund and transfer sufficient proceeds to the other investment funds from which the withdrawal or a loan to the participant (see below) can be made.

While actively employed, a participant generally is not entitled to withdraw Pre-Tax Contributions or Roth 401(k) Contributions, including any earnings thereon.

A participant may transfer investments among all funds (except the participant Loan Fund), subject generally to the following rules. A participant may elect to change the investment allocation percentage for any fund (except the participant Loan Fund) or elect to transfer a specified dollar amount from such funds. Transfers or changes in fund allocation percentages may be made daily, subject to any limitations imposed by the funds.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

1.	GENERAL DESCRIPTION (Continued)

Should total withdrawals or transfers from a fund cause the Trustee to liquidate securities, resulting in a gain or loss to the fund, such gain or loss will be allocated, pro rata, among the participants who made such withdrawals or transfers.

Notwithstanding the foregoing, benefit payments shall be made in accordance with the Code and IRS regulations and shall be made to a participant and/or his or her designated beneficiary not later than April 1 of the calendar year following the calendar year in which the participant attains 70 1/2 years of age or, if employed at age 70 1/2, at retirement.

Participant Loans:

The plan administrator has the authority, at his sole discretion, to direct the Trustee to lend a participant an amount not exceeding certain portions of the participant’s account balance in the Plan. Participants are eligible to borrow if they are on the active payroll of Sunoco and have a Plan account balance of at least $2,000. The minimum loan amount is $1,000, while the maximum loan amount is the lesser of (a) $50,000 adjusted downward by the highest outstanding loan balance in the past twelve months or (b) one-half the value of the participant’s account balance. Participants are permitted to borrow only once in a twelve-month period and to have no more than two loans outstanding at any time. A participant’s Roth 401(k) Contributions, including any earnings thereon, are not available for loans but are included for purposes of determining the maximum loan amount available. Loan proceeds are withdrawn from each fund in which the participant has an account balance (except for the SDBA Fund) on a pro rata basis and are not taxable to the participant when received. Any loan which is not repaid according to its terms is in default and the outstanding loan balance (including accrued interest thereon) is treated as a distribution from the Plan. Loans may be prepaid in full but only after they have been outstanding for at least six months. Loans are reflected in the accompanying statements of assets available for benefits. As participant loans (including interest thereon) are repaid, amounts are transferred into the funds in the same proportion as the participant’s current contributions.

Plan Termination:

Although it has not expressed any intent to do so, Sunoco has the right to terminate the Plan. In the event of Plan termination, participants will remain 100% vested in their account balances.

Reclassifications:

Certain amounts in the prior year financial statements have been reclassified to conform to the current-year presentation.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except benefits paid to participants, which are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual amounts could differ from these estimates.

Risk and Uncertainties:

The Plan invests in various investment securities, which are exposed to interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect a participant’s account balance and the amounts reported in the statements of assets available for benefits.

Fair Value Measurements:

The Plan’s assets available for benefits are measured at fair value. Fair value is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required by existing accounting guidance, valuation techniques were used that maximize the use of observable inputs (levels 1 and 2) and minimize the use of unobservable inputs (level 3) within the fair value hierarchy established by this guidance. The “market approach” was generally applied to determine fair value. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities. Assets and liabilities are classified within the fair value hierarchy based on the lowest level (least observable) input that is significant to the measurement in its entirety.

During 2009, the Plan adopted certain fair value provisions pertaining to estimating the fair value of investments in investment companies when the investment entity calculates net asset value per share, but does not have a readily determinable fair value. These provisions permit the use of the investment’s net asset value as a practical expedient in determining its fair value and increase the required disclosures for such investments. The Plan also adopted fair value provisions for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. This guidance also requires that equity and debt securities be presented in the fair value hierarchy by major category and major security type, respectively. These provisions, which were effective for the 2009 plan year, did not have a material impact on the Plan’s financial statements.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments:

The valuation of the Plan’s interests in mutual funds and collective trust funds or its relative interest in such funds held by the Master Trust is primarily based on the closing market price of the assets held in the funds on the last business day of the Plan year; the Plan’s relative interest in such funds is determined by the Trustee on a unit-method basis. The Plan’s relative interest in investments in both synthetic and traditional investment contracts with insurance companies or other financial institutions held by the Master Trust are stated at fair value with a separate adjustment in the statements of assets available for benefits to reflect fully benefit-responsive investment contracts at contract value. Contract value represents contributions made under the contract plus interest accrued at the contract rate less any withdrawals. Synthetic investment contracts earn interest at rates that are reset at least quarterly as specified in the respective contracts while traditional investment contracts earn interest at fixed rates or variable rates that are reset at least quarterly. The valuation of Sunoco, Inc. Common Stock is based on the closing market price reported on the New York Stock Exchange on the last business day of the Plan year. Investments held in the SDBA Fund are primarily valued at their closing market prices on the last business day of the Plan year. Short-term investments and participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are reflected on a trade-date basis. Dividend income is reported on the ex-dividend date; interest income is recorded as earned on an accrual basis. The net appreciation (depreciation) in the fair value of investments, which consists of realized gains (losses) and unrealized appreciation (depreciation), is reported as a component of the increase (decrease) in value of participation in the Master Trust (Note 3).

Administrative Expenses:

All brokerage fees, taxes and other expenses are paid out of the respective assets of each fund. Expenses incurred by investment managers, which amounted to approximately $2,470,000 and $1,920,000 for the years ended December 31, 2009 and 2008, respectively, are included as a reduction of the net investment income of the funds and, accordingly, are not included in administrative expenses in the accompanying statements of changes in assets available for benefits. Cost of services provided by Sunoco employees are paid by the Company. Participants with investments in the SDBA Fund and/or the participant Loan Fund are charged a separate administrative fee which is deducted from their investments in the Core Funds and Target Retirement Funds.

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

3.	SUPPLEMENTAL INFORMATION

The increase (decrease) in value of participation in the Master Trust for the years ended December 31, 2009 and 2008 was composed of the following:

	2009	2008
Net appreciation (depreciation) in fair value of investments:
Equity Index Fund	$26,075,409	$(70,563,443)
U.S. Extended Market Equity Index Fund	14,617,429	(27,263,316)
Large-Cap Value Fund	11,867,054	(38,131,058)
Large-Cap Growth Fund	4,000,492	(6,054,755)
Small-Cap Fund	6,042,121	(8,606,470)
International Index Fund	4,577,776	(3,033,720)
International Equity Fund	7,579,685	(28,401,497)
Diversified Investments Fund	9,687,564	(43,947,211)
Bond Index Fund	817,815	146,836
Sunoco, Inc. Common Stock and ESOP Funds	(45,623,914)	(72,115,795)
Target Retirement Funds	5,147,569	(6,372,791)
SDBA Fund	5,766,976	(12,589,693)

	50,555,976	(316,932,913)
Dividend income on Sunoco, Inc. Common Stock	3,325,171	3,235,322
Dividend income from other Core Funds and Target Retirement Funds	10,193,975	14,365,890
Interest income from Core Funds	12,774,625	15,936,312

	$76,849,747	$(283,395,389)

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	FAIR VALUE MEASUREMENTS

The following tables set forth the assets measured at fair value, by input level, in the statements of assets available for benefits at December 31, 2009 and 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

December 31, 2009

Mutual funds:
U.S. equities	$285,465,561	$—	$—	$285,465,561
Balanced funds	114,806,142	—	—	114,806,142
Fixed income fund	66,054,884	—	—	66,054,884
International equities	64,295,256	—	—	64,295,256
Synthetic investment contracts	82,718,268	243,358,855	—	326,077,123
Sunoco, Inc. stock funds	69,443,031	—	—	69,443,031
Short-term investment fund	28,214,668	—	—	28,214,668
Participant-directed investments	28,126,114	—	—	28,126,114
Participant loans	—	—	18,952,296	18,952,296
Collective trust fund	—	5,695,540	—	5,695,540
Wrapper contracts	—	—	1,002,444	1,002,444

Total investments at fair value	$739,123,924	$249,054,395	$19,954,740	$1,008,133,059

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

December 31, 2008

Mutual funds:
U.S. equities	$220,844,817	$—	$—	$220,844,817
Balanced funds	89,309,486	—	—	89,309,486
Fixed income fund	52,522,648	—	—	52,522,648
International equities	11,771,758	—	—	11,771,758
Synthetic investment contracts	93,480,063	213,252,436	—	306,732,499
Sunoco, Inc. stock funds	116,408,407	—	—	116,408,407
Short-term investment fund	33,929,214	—	—	33,929,214
Participant-directed investments	23,247,486	—	—	23,247,486
Participant loans	—	—	21,421,071	21,421,071
Collective trust funds	—	39,322,364	—	39,322,364
Wrapper contracts	—	—	479,242	479,242

Total investments at fair value	$641,513,879	$252,574,800	$21,900,313	$915,988,992

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth the changes in fair value for assets measured using significant unobservable inputs (level 3) for the years ended December 31, 2009 and 2008:

	Participant Loans	Wrapper Contracts

Balance at December 31, 2007	$21,565,431	$21,758
Loan withdrawals	9,943,191	—
Loan repayments	(8,925,869)	—
Benefit payments	(1,161,682)	—
Increase in value of wrapper contracts	—	457,484

Balance at December 31, 2008	21,421,071	479,242
Loan withdrawals	10,404,085	—
Loan repayments	(9,006,797)	—
Benefit payments	(3,866,063)	—
Increase in value of wrapper contracts	—	523,202

Balance at December 31, 2009	$18,952,296	$1,002,444

5.	NEW ACCOUNTING PRONOUNCEMENT

In January 2010, new accounting guidance was issued relating to improving disclosures about fair value measurements. This guidance requires additional disclosures relating to transfers in and out of level 1 and level 2 fair value measurements and activity in level 3 fair value measurements. It also clarifies certain existing disclosure requirements regarding the inputs and valuation techniques used and the appropriate level of disaggregation required in fair value disclosures. The Plan’s management is currently evaluating the impact of this guidance, which must be implemented in Plan financial statements effective for the 2010 plan year.

6.	INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated July 22, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator will take all steps necessary, if any, to maintain the Plan’s qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

SUNOCO, INC.

CAPITAL ACCUMULATION PLAN

PN 002

EIN 23-1743282

FORM 5500 SCHEDULE H, Line 4i:

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*Participant Loans	Interest rates ranging from 3.25% to 9.50%	$18,952,296

*	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNOCO, INC. (Registrant)

SUNOCO, INC. CAPITAL ACCUMULATION PLAN

BY	/s/ Joseph P. Krott
Joseph P. Krott
Comptroller, Sunoco, Inc.
(Principal Accounting Officer)

DATE	June 28, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm for the Sunoco, Inc. Capital Accumulation Plan.